UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): June 25, 2015

NETSCOUT SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-26251	04-2837575
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

310 Littleton Road Westford, Massachusetts	01886
(Address of principal executive offices)	(Zip Code)

(978) 614-4000

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07.	Submission of Matters to a Vote of Security Holders.

On October 14, 2014, NetScout Systems, Inc. (the “Company” or “NetScout”) announced that it had entered into an Agreement and Plan of Merger and Reorganization, dated as of October 12, 2014, by and among the Company, Danaher Corporation (“Danaher”), Potomac Holding LLC, a wholly-owned subsidiary of Danaher (“Newco”), RS Merger Sub I, Inc. and RS Merger Sub II, LLC (the “Merger Agreement”). In addition, the Company, Danaher and Newco entered into a Separation and Distribution Agreement, dated as of October 12, 2014 (the “Distribution Agreement”), providing for the transfer by Danaher to Newco of certain assets and liabilities of Danaher’s communications business, including Tektronix Communications, Arbor Networks and certain parts of Fluke Networks Enterprise, but excluding Danaher’s data communications cable installation business and its communication service provider (field and test tools systems) business. As used herein, the term “Transactions” refers to the transactions contemplated by the Merger Agreement, Distribution Agreement and any other documents referred to in or contemplated by the Merger Agreement and the Distribution Agreement.

On June 25, 2015, the Company held a special meeting of the Company’s stockholders (the “Special Meeting”), at the Company’s offices located at 310 Littleton Road, Westford, Massachusetts 01886. At the Special Meeting, the Company’s stockholders voted on two proposals relating to the Transactions, each of which is described in more detail in the Company’s definitive proxy statement for the Special Meeting filed with the U.S. Securities and Exchange Commission on May 8, 2015 (the “Proxy Statement”). The results of the matters presented at the Special Meeting, based on the presence in person or by proxy of holders of 37,354,897 shares of the 40,807,787 shares of NetScout common stock entitled to vote, were as follows:

Proposal 1 was to approve the issuance of shares of NetScout common stock in connection with the Transactions. This proposal was approved as follows:

For	Against	Abstain
36,657,360	656,690	40,847

Proposal 2 was to adjourn or postpone the Special Meeting, if necessary or appropriate, to solicit additional proxies if there were not sufficient votes at the time of the Special Meeting to approve the issuance of shares of NetScout common stock in connection with the Transactions. This proposal was approved as follows, but since there were sufficient votes at the time of the Special Meeting to approve the issuance of shares of NetScout common stock in connection with the Transactions, the Special Meeting was not adjourned for the purpose of soliciting additional proxies:

For	Against	Abstain
36,025,205	1,269,785	59,907

Item 8.01.	Other Events.

On June 25, 2015, the Company issued a press release announcing the results of the vote at the Special Meeting, which press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

The Company hereby files the following exhibits:

99.1 Press Release of NetScout Systems, Inc., dated June 25, 2015

Additional Information and Where You Can Find It

NetScout has filed a Registration Statement on Form S-4 (No. 333-200704) (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a prospectus (the “Prospectus”), and other documents concerning the proposed acquisition of the Communications Business. Investors are urged to read the Registration Statement, including the Prospectus, along with other relevant documents filed with the SEC, because they contain important information. Security holders may obtain a free copy of the Registration Statement and Prospectus and other documents filed by NetScout with the SEC at the SEC’s website at www.sec.gov. The Registration Statement, including the Prospectus, along with other documents, may also be obtained for free by contacting Andrew Kramer, Vice President of Investor Relations, by telephone at 978-614-4000, by email at ir@netscout.com, or by mail at Investor Relations, NetScout Systems, Inc., 310 Littleton Road, Westford, MA 01886.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NETSCOUT SYSTEMS, INC.

By:	/s/ Jean Bua
Jean Bua
Chief Financial Officer

Date:	June 25, 2015

Exhibit Index

Exhibit Number	Description

99.1	Press Release of NetScout Systems, Inc., dated June 25, 2015